As filed with the Securities and Exchange Commission on December 9, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GETTY IMAGES, INC.

(Name of Subject Company (Issuer))

GETTY IMAGES, INC., as Issuer

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

0.5% Convertible Subordinated Debentures due 2023

(Title of Class of Securities)

374276 AF 0 and 374276 AG 8

(CUSIP Number of Class of Securities)

Jeffrey L. Beyle, Esq.

SVP and General Counsel

Getty Images, Inc.

601 N. 34th Street

Seattle, Washington 98103

(206) 925-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Craig W. Adas, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3000	John M. Brandow, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation (1) $264,668,750	Amount of Filing Fee (2) $33,534

(1)	This tender offer statement relates to the exchange by Getty Images, Inc. of an aggregate of up to $265,000,000 aggregate principal amount of its 0.5% Convertible Subordinated Debentures, Series B due 2023 plus up to $331,250 in cash ($1.25 per $1,000 principal amount) for $265,000,000 aggregate principal amount of its currently outstanding 0.5% Convertible Subordinated Debentures due 2023. Pursuant to Rule 457(f)(2) and 457(f)(3) under the Securities Act of 1933, this amount is the book value as of November 15, 2004 of the maximum amount of the currently outstanding 0.5% Convertible Subordinated Debentures due 2023 that may be received by the Registrant from tendering holders, minus $331,250, the maximum amount of cash to be paid by the Registrant.
(2)	Registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed November 1, 2004.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $ 33,534
Form or Registration No.: Form S-4 (File No. 333-120122)
Filing party: Getty Images, Inc.
Date filed: November 1, 2004
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introduction

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Getty Images, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) up to $265,000,000 aggregate principal amount of its 0.5% Convertible Subordinated Debentures, Series B due 2023 (the “New Debentures”) and cash ($1.25 per $1,000 principal amount) for any and all of the $265,000,000 aggregate principal amount of its currently outstanding 0.5% Convertible Subordinated Debentures due 2023 (the “Outstanding Debentures”), upon the terms and subject to the conditions set forth in the Company’s preliminary prospectus (the “Prospectus”) forming a part of Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on December 9, 2004, and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(i) to this Schedule TO, respectively.

All of the information set forth in the Prospectus and the Letter of Transmittal is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Prospectus under the heading “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. Getty Images, Inc. is the issuer and subject company. Its address is 601 N. 34 th Street, Seattle, Washington 98103. Its telephone number is (206) 925-5000.

(b) Securities. The subject securities consist of $265,000,000 aggregate principal amount of the Company’s 0.5% Convertible Subordinated Debentures due 2023.

(c) Trading Market and Price. There is no established trading market for the Outstanding Debentures. The information in the Registration Statement under the heading “Price Range of Our Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Getty Images, Inc. is the issuer and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company’s officers and directors set forth below is c/o Getty Images, Inc., 601 N. 34th Street, Seattle, Washington 98103, (206) 925-5000:

Name	Position
James N. Bailey	Director
Andrew S. Garb	Director
Mark H. Getty	Director
Jonathan D. Klein	Director and Chief Executive Officer
David Landau	Director
Christopher H. Sporborg	Director
Michael A. Stein	Director
Jeffrey L. Beyle	Senior Vice President and General Counsel
Richard R. Ellis	Senior Vice President, Business Development
Nicholas E. Evans-Lombe	Senior Vice President, Imagery and Services
John Z. Ferguson	Senior Vice President, Sales-Americas
Patrick F. Flynn	Senior Vice President, Technology and Content Operations
James C. Gurke	Senior Vice President, Chief of Staff and Human Resources
Elizabeth J. Huebner	Senior Vice President and Chief Financial Officer
Bo T. Olofsson	Senior Vice President, Sales-EMEA, Asia Pacific and Emerging Markets
Jack Sansolo	Senior Vice President and Chief Marketing Officer

Item 4. Terms of the Transaction.

(a) Material Terms. The information in the Prospectus under the headings “Summary,” “The Exchange Offer,” “Description of the New Debentures” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. None of the Company’s officers, directors or affiliates hold any of the Outstanding Debentures and, therefore, no Outstanding Debentures will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Prospectus under the headings “Summary” and “The Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Company will retire the Outstanding Debentures acquired in the Exchange Offer.

(c) Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The consideration to be used in the Exchange Offer consists of the New Debentures and cash ($1.25 per $1,000 principal amount of Outstanding Debentures validly tendered and not withdrawn) which will be paid by the Company with working capital. If all of the Outstanding Debentures are tendered and accepted for exchange, an aggregate principal amount of $265,000,000 of New Debentures will be issued and an aggregate of $331,250 will be paid. The Company expects to pay fees and expenses in connection with the exchange offer from the Company’s working capital.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. No Outstanding Debentures are held by any person named in Item 1003 of Regulation M-A promulgated by the Securities and Exchange Commission or by any of their associates or majority-owned subsidiaries.

(b) Securities Transactions. The Company is not aware of any transactions in the Outstanding Debentures during the last 60 days by any of the following people: (1) the Company, (2) any person named in Instruction C of Schedule TO or any associate or majority-owned subsidiary of the Company, or (3) the Company and any executive officer or director of any subsidiary of the Company.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Prospectus under the captions “The Exchange Offer—Exchange Agent and Information Agent,” “The Exchange Offer—Dealer Manager,” and “The Exchange Offer—Fees and Expenses of the Exchange Offer” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

The following financial statements and information are incorporated by reference:

(1) The audited consolidated financial statements of the Company set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

(2) The unaudited condensed and consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004; and

(3) The information set forth in the Prospectus under the caption “Ratio of Earnings to Fixed Charges.”

(b) Pro Forma. The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)(1)(iv)	Form of Letter to Clients (incorporated by reference to Exhibit 99.4 of the Registration Statement).

(a)(4)	Preliminary Prospectus included in the Registration Statement filed by the Company on December 9, 2004 (incorporated herein by reference).

(a)(5)	Press Release issued November 1, 2004 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(6)	Press Release issued November 16, 2004 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(7)	Press Release issued November 30, 2004 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Weil, Gotshal & Manges LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GETTY IMAGES, INC.

/s/ ELIZABETH J. HUEBNER
Name:	Elizabeth J. Huebner
Title:	Senior Vice President and Chief Financial Officer

Date: December 9, 2004